UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tintri, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88770Q 10 5

(CUSIP Number)

Andrew Moley

Lightspeed Venture Partners

2200 Sand Hill Road

Menlo Park, CA  94025

Telephone:  (650) 234-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Barry Eggers (“Eggers”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VIII, LGP VIII, LUGP VIII, Eggers, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed General Partner VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Barry Eggers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Ravi Mhatre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Peter Y. Nieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

CUSIP No. 88770Q 10 5

1.	Name of Reporting Persons. Christopher J. Schaepe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,900,352 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,900,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,352 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII. LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)	This percentage is calculated based upon 30,910,806 shares of the Issuer’s common stock outstanding following the issuer’s initial public offering, as reported by the Issuer.

Explanatory Note:

This Schedule 13D is being filed by the Reporting Persons to report the acquisition of shares of common stock, par value $0.00005 per share (the “Common Stock”), of Tintri, Inc., a Delaware corporation (the “Issuer”).

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 303 Ravendale Drive, Mountain View, CA 94043.

Item 2.  Identity and Background

(a)                     The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                     The address of the principal place of business for each of the Reporting Persons is 2200 Sand Hill Road, Menlo Park, CA 94025.

(c)                      The principal business of each of the Reporting Persons is venture capital investment.

(d)                     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                      During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       Citizenship:

Entities:	Lightspeed VIII	—	Cayman Islands
	LGP VIII	—	Cayman Islands
	LUGP VIII	—	Cayman Islands

Individuals:	Eggers	—	United States of America
	Mhatre	—	United States of America
	Nieh	—	United States of America
	Schaepe	—	United States of America

Item 3.                                 Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,900,352 shares of Common Stock, consisting of: (i) 2,786,357 shares of Common Stock that were issued in connection with the Issuer’s initial public offering (the “IPO”) upon conversion of shares of various series of preferred stock (the “Preferred Stock”) purchased by Lightspeed VIII between July 2009 and July 2015; (ii) 597,858 shares of Common Stock that were purchased by Lightspeed VIII in the IPO at the public offering price of $7.00 per share; and (iii) 516,137 shares of Common Stock issuable upon the exercise of a warrant.  The IPO closed on July 6, 2017.

The shares of Preferred Stock acquired prior to the IPO were purchased for an aggregate purchase price of $38.1 million.  The shares of Common Stock acquired in the IPO were purchased for an aggregate purchase price of $4.2 million.

The source of the funds used by Lightspeed VIII was capital contributions by the partners of Lightspeed VIII.

Item 4.                                 Purpose of Transaction

The Common Stock of the Issuer acquired by Lightspeed VIII was acquired solely for investment purposes. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Schaepe is a member of the Board of Directors of the Issuer and is also a director of LUGP VIII.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                                 Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of July 6, 2017:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Lightspeed VIII	3,900,352	0	3,900,352	0	3,900,352	3,900,352	12.6%
LGP VIII	0	0	3,900,352	0	3,900,352	3,900,352	12.6%
LUGP VIII	0	0	3,900,352	0	3,900,352	3,900,352	12.6%
Eggers	0	0	3,900,352	0	3,900,352	3,900,352	12.6%
Mhatre	0	0	3,900,352	0	3,900,352	3,900,352	12.6%
Nieh	0	0	3,900,352	0	3,900,352	3,900,352	12.6%
Schaepe	0	0	3,900,352	0	3,900,352	3,900,352	12.6%

(1)         Includes 3,384,215 shares of Common Stock and a warrant to purchase 516,137 shares of Common Stock, each of which are held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(2)         This percentage is calculated based upon 30,910,806 shares of the Issuer’s Common Stock outstanding following the Issuer’s IPO, as reported by the Issuer.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

Lightspeed VIII and certain other holders of the Issuer’s securities are party to that certain Amended and Restated Investors’ Rights Agreement dated July 24, 2015 (the “Rights Agreement”). The Rights Agreement provides Lightspeed VIII and certain other holders with requested registration rights, piggyback registration rights and Form S-3 registration rights.  In any registration made pursuant to the Rights Agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees of one special counsel for the selling holders selected by them (not to exceed $30,000), will be borne by the Issuer, and underwriting discounts, selling commissions and stock transfer taxes will be borne by the holders of the shares being registered.  The foregoing rights terminate on the fifth anniversary of the completion of the Issuer’s IPO.

Note Purchase Agreement

In May 2017, the Issuer entered into a Note Purchase Agreement, which agreement was amended in June 2017, with certain of its preferred stockholders, including Lightspeed VIII, pursuant to which such stockholders have agreed to purchase from the Issuer, at the Issuer’s election, one or more subordinated convertible promissory notes (the “Notes”), having a maximum aggregate principal amount of $25 million. Subject to the terms and conditions set forth in the amended Note Purchase Agreement, the Notes may be issued and sold in one or more tranches in aggregate amounts to be determined by the Issuer pursuant to approval of a majority of the members of the Issuer’s board of directors. Within 30 days of receiving written notice that the Issuer intends to draw funds under a tranche, the stockholders party to the amended Note Purchase Agreement are required to purchase their applicable amount of Notes. Pursuant to the amended Note Purchase Agreement, the aggregate principal amount of Notes that Lightspeed VIII has committed to purchase, in one or more tranches, is $4,275,000.

If and when issued, the Notes will have an interest rate of 8.0% per annum and will mature 18 months from the date of issuance. At the Issuer’s election pursuant to the approval of a majority of the members of its board of directors at any time on or after December 1, 2019, the Notes will convert into shares of Common Stock at a price of $7.00 per share.  The Notes may not be prepaid without the written consent of holders of 2/3 of the aggregate outstanding principal amount of Notes. In the event of a change of control of the Issuer, as defined in the amended Note Purchase Agreement, the outstanding principal amount of the Notes, plus all accrued and unpaid interest, in each case that has not otherwise been converted into equity securities, will be due and payable immediately prior to the closing of such change of control together with a premium equal to 50% of the outstanding principal amount to be prepaid. The amended Note Purchase Agreement will terminate upon a change of control of the Issuer.

Warrant

Lightspeed VIII holds a warrant to purchase 516,137 shares of Common Stock, which warrant is exercisable on or before June 1, 2027 at an exercise price of $16.44 per share.

Lockup Agreements

Lightspeed VIII, along with all of the Issuer’s directors (including Schaepe), executive officers and substantially all of the Issuer’s stockholders and optionholders have entered into agreements (the “Lockup Agreements”) providing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters of the IPO, Lightspeed VIII and such other subject persons will not, during the period ending on December 26, 2017 (the “Restricted Period”):

•                  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned, as such term is used in Rule 13d-3 of the Exchange Act, by the locked-up party or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•                  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person has agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, such persons will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing descriptions of the Rights Agreement, amended Note Purchase Agreement, Warrant and Lockup Agreements are only summaries and are, in each case, qualified in their entirety by the Rights Agreement, Form of Warrant, Note Purchase Agreement (and form of amendment thereto) and form of Lockup Agreement, filed herewith as exhibits A, B, C and D, respectively, each of which are incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits

A.                                    Amended and Restated Investors’ Rights Agreement dated as of July 24, 2015 by and among Tintri, Inc. and certain stockholders (incorporated by reference to Exhibit 4.1 of the Issuer’s Form S-1 filed June 1, 2017 (File No. 333-218429)).

B.                                    Form of Warrant (incorporated by reference to Exhibit 4.6 of the Issuer’s Form S-1 filed June 1, 2017 (File No. 333-218429)).

C.                                    Note Purchase Agreement and form of amendment (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to the Issuer’s Form S-1 filed June 29, 2017 (File No. 333-218429)).

D.                                    Form of Lock-up Agreement.

E.                                     Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 14, 2017

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit Index

D.                                    Form of Lock-up Agreement.

E.                                     Agreement regarding filing of joint Schedule 13D.

Exhibit D

Form of Lock-Up Agreement

March 10, 2017

Morgan Stanley & Co. LLC

c/o                               Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Tintri, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including Morgan Stanley (the “Underwriters”), of shares (the “Shares”) of the common stock, $0.00005 par value per share, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to:

(a)         transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

(b)         the sale of shares of Common Stock pursuant to the Underwriting Agreement;

(c)          transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock (i) as a bona fide gift, gifts or charitable contributions (including a distribution by the undersigned for the purposes of facilitating bona fide gifts of such Shares made by certain direct and indirect partners of the general partners of such entities for charitable purposes), or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or one or more immediate family members of the undersigned (for purposes of this letter, “immediate family” shall mean any spouse or domestic partner and any relationship by blood, current or former marriage or adoption, not more remote than first cousin), or (iv) if the undersigned is a trust, to any trustee or beneficiary of the undersigned or the estate of any such trustee or beneficiary;

(d)         transfers or distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by a stockholder that is a corporation, partnership, limited liability company or other business entity (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or managed by or is under common control with such stockholder or (ii) as part of a transfer or distribution to an equity holder (including, for the avoidance of doubt, a limited partner) of such stockholder or to the estate of any such equity holder;

(e)          (i) the receipt by the undersigned from the Company of shares of Common Stock upon the exercise or settlement of options or restricted stock units granted under a stock incentive plan or other equity award plan which plan is described in the registration statement related to the Public Offering (the “Registration Statement”) and the Prospectus or (ii) the transfer of shares of Common Stock or any securities convertible into Common Stock to the Company upon a vesting event of the Company’s securities or upon the exercise of options or warrants to purchase the Company’s securities granted under a stock incentive plan or other equity award plan which plan is described in the Registration Statement and Prospectus, in each case on a “cashless” or “net exercise” basis and to the extent permitted by the instruments representing such options or warrants or to cover tax obligations of the undersigned in connection with such vesting or exercise, so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options or warrants (or the Common Stock issuable upon the exercise thereof) to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price and/or tax obligations; provided that in the case of (i), the shares received upon such exercise or settlement of the option or restricted stock unit are subject to the terms of this letter, and provided further in the cases of (i) or (ii) that no filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer shall be required or shall be voluntarily made within 60 days after the date of the Prospectus, and after such 60th day, if the undersigned is required to file a report under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer during the Restricted Period, the undersigned shall include a statement in such report to the effect that, in the case of (i), such transfer relates to the exercise or settlement of options or restricted stock units, the shares of Common Stock received upon such transfer are subject to the terms of this letter and no shares or securities were sold, and in the case of (ii), the purpose of such transfer was to exercise options or warrants to purchase the Company’s securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise;

(f)           the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period;

(g)          the transfer of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock that occurs by operation of law pursuant to a qualified domestic order in connection with a court order or in connection with a divorce settlement, provided that any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer by or on behalf of the undersigned that is made during the Restricted Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law;

(h)         any transfer of Common Stock to the Company pursuant to arrangements under which the Company has the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities, in each case at the lower of cost or fair market value in connection with the termination of employment or service of the undersigned with the Company, provided that any filings under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the undersigned, shall state that the transfer is in connection with (i) a repurchase by the Company at the lower of cost or fair market value in connection with the termination of employment or service of the undersigned with the Company or (ii) the exercise of the Company’s right of first refusal with respect to the transfer of such shares or securities;

(i)             the conversion or reclassification of the outstanding preferred stock or other classes of common stock of the Company into shares of Common Stock in connection with the consummation of the Public Offering, provided that any such shares of Common Stock received upon such conversion or reclassification shall remain subject to the terms of this letter; and

(j)            the transfer of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock after the closing of the Public Offering pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Stock involving a change of control of the Company; provided that such transaction must be approved by the board of directors of the Company and, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Common Stock owned by the undersigned shall remain subject to the terms of this letter.  For purposes of this agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Public Offering), of shares of Common Stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity).

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (g), each transferee, donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter for the balance of the Restricted Period prior to such transfer or distribution;

provided further that in the case of any transfer or distribution pursuant to clause (c), (A) such transfer shall not involve a disposition of value and (B) no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the undersigned, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period (other than any required Form 5 filing); and

provided further that in the case of any transfer or distribution pursuant to clause (d), (A) such transfer shall not involve a disposition of value and (B) no filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure of such transfer by or on behalf of the undersigned, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period.

Unless the Company and the holders of at least 66 and 2/3% of the Registrable Securities (as defined in the Investors’ Rights Agreement dated as of July 24, 2015 by and among the Company, the Investors identified on Exhibit A thereto and the Founders identified therein (the “IRA”)) excluding the Founders’ Stock (as defined in the IRA) otherwise agree in writing, if any (i) executive officer of the Company, (ii) director of the Company or (iii) holder of at least two percent (2%) of the Company’s voting securities (calculated as of the close of business on the date set forth on the final prospectus used for the Public Offering and provided that all shares of voting securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this paragraph) (the persons or entities specified in clauses (i) through (iii) collectively referred to as the “Specified Persons”) is granted an early release from any lock-up agreement executed with Morgan Stanley in connection with the Public Offering with respect to capital stock of the Company having a fair market value in excess of $3,500,000 in the aggregate (whether in one or multiple releases), then the undersigned automatically and without further action by Morgan Stanley, the Company or any other holder of Registrable Securities shall be granted an early release from its obligations hereunder on the same terms and on a pro-rata basis based on the percentage of shares held by any such Specified Person being released from such Specified Person’s lock-up agreement (calculated based on the shares of Common Stock held by such Specified Person as of the close of business on the date set forth on the final prospectus used for the Public Offering that are subject to lock-up agreements entered into in connection with the Public Offering) (the “Pro-rata Release”); provided, however, that such Pro-rata Release shall not be granted or applied in the event of or in connection with any primary or secondary public offering or sale that is underwritten of Common Stock during the Restricted Period.  For purposes of this paragraph, the fair market value of one share of capital stock of the Company that is publicly listed shall be determined as the volume-weighted average closing price of the Company’s capital stock on the five consecutive trading days immediately preceding the date of the waiver as quoted on the national securities exchange on which the Company’s capital stock is listed. For the avoidance of doubt, the automatic release of shares held by the undersigned from obligations pursuant to this paragraph shall not further trigger the automatic release provisions of this paragraph. Morgan Stanley shall use commercially reasonable efforts to provide written notice to the Company at least two business days’ prior to the effective date (the “Release Date”) of any release of Specified Person of its obligations under any lock-up agreement executed with Morgan Stanley in connection with the Public Offering that gives rise to a corresponding release of the undersigned’s obligations under this lock-up agreement pursuant to this paragraph, specifying that date and the percentage of such Specified Person’s shares that have been released from the obligations under this lock-up agreement, provided that the failure to provide such notice shall not give rise to any claim or liability against Morgan Stanley or the Underwriters.  The Company shall, within two business days of the date that it receives any such notice from Morgan Stanley, send notice to the undersigned stating the same percentage of shares of capital stock held by the undersigned shall be released from the restrictions set forth herein on the Release Date, provided that the failure to provide such notice shall not give rise to any claim or liability against Morgan Stanley or the Underwriters.

In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Shares the undersigned may purchase in or in connection with the Public Offering.

If the undersigned is an officer or director of the Company, (i) Morgan Stanley agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Morgan Stanley will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by Morgan Stanley hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting

Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement shall automatically terminate upon the earliest to occur of: (1) the date the Company provides the Underwriters with written notice that it does not intend to proceed with the Public Offering, but only in the event such notice is given prior to the execution of the Underwriting Agreement; (2) the termination of the Underwriting Agreement before the sale of any Common Stock to the Underwriters; or (3) December 31, 2017, if the Underwriting Agreement has not been executed by that date (provided that the Company may by written notice to the undersigned prior to December 31, 2017 extend such date for a period of up to an additional three months).

[Signatures on following page]

Very truly yours,

/s/ Christopher Schaepe
(Signature)

Lightspeed Venture Partners VIII, L.P.
(Print Name of Stockholder)

Christopher Schaepe
(Print Name of Authorized Signatory, if applicable)

Duly Authorized Signatory
(Print Title of Authorized Signatory, if applicable)

2200 Sand Hill Road
Menlo Park, CA 94025
(Address)

Exhibit E

Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Tintri, Inc. is filed on behalf of each of the undersigned.

Date:  July 14, 2017

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Christopher J. Schaepe
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Christopher J. Schaepe
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe